UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

The Gabelli Healthcare & WellnessRx Trust
(Name of Issuer)

4.00% Series C Cumulative Preferred Shares (“Series C”)
(Title of Class of Securities)

36246K400
(CUSIP Number)

December 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36246K400
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG 1999 Descendants Trust
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b) X
3	Sec use only
4	Citizenship or place of organization Massachusetts
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power 190,000
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power 190,000
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 190,000
10	Check box if the aggregate amount in row (9) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (9) 9.50%
12	Type of reporting person (SEE INSTRUCTIONS) IV

Item 1(a).    Name of Issuer

The Gabelli Healthcare & WellnessRx Trust

Item 1(b).    Address of Issuer’s Principal Executive Offices

One Corporate Center
Rye, NY 10580-1422

Item 2(a).    Name of Person Filing

MJG 1999 Descendants Trust (the “Reporting Person”)

Item 2(b).    Address of Principal Business Offices

One Corporate Center, Rye, N.Y. 10580

Item 2(c).    Citizenship

Delaware

Item 2(d).    Title of Class of Securities

4.00% Series C Cumulative Preferred Shares
Item 2(e).    CUSIP No.

                36246K400

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	[ ] Broker or dealer registered under Section 15 of the Act;
b.	[ ] Bank as defined in Section 3(a)(6) of the Act;
c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership

The aggregate number of Securities to which this Schedule 13G relates is 190,000 Series C Preferred Shares, representing 9.5% of the 2,000,000 Series C Preferred Shares outstanding as reported by the Issuer.

 The Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security
                   Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2021

MJG 1999 DESCENDANTS TRUST

By:/s/ John Gabelli
     John Gabelli
     Trustee

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